ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-202411-01

Qwest Corporation

$235,000,000 7% Notes due 2056

Pricing Term Sheet

Date: January 25, 2016

This pricing term sheet supplements the Preliminary Prospectus Supplement of Qwest Corporation, dated January 25, 2016, relating to the securities described below. This pricing term sheet should be read together with, and is qualified in its entirety by reference to, the Preliminary Prospectus Supplement, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	Qwest Corporation

Security:	$235,000,000 7% Notes due 2056

Anticipated Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Principal Amount:	$235,000,000

Trade Date:	January 25, 2016

Settlement Date:	January 29, 2016 (T+4)

Maturity Date:	February 1, 2056

Interest Payment Dates:	February 1, May 1, August 1 and November 1, commencing on May 1, 2016

Coupon:	7%

Price to Public:	$25 per Note

Optional Redemption:	Callable at Par, in whole or in part, at any time on or after February 1, 2021.

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange and, if the application is approved, expects trading in the notes to begin within 30 days after the Settlement Date.

CUSIP / ISIN:	74913G 808 / US74913G8087

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Joint Lead Manager:	RBC Capital Markets, LLC

The Issuer will not grant the underwriters an over-allotment option in connection with the offering of the Notes.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC (including the preliminary prospectus supplement) for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-800-584-6837 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.